As filed with the Securities and Exchange Commission on March 7, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO/A
TENDER OFFER STATEMENT
UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
CLARK, INC.
(Name of Subject Company)
AUSA HOLDING COMPANY
AUSA MERGER SUB, INC.
AEGON N.V.
AEGON USA, INC.
(Names of Filing Persons (Offerors))
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
181457102
(CUSIP Number of Class of Securities)
CRAIG D. VERMIE, ESQ.
AUSA HOLDING COMPANY
4333 EDGEWOOD ROAD, NE
CEDAR RAPIDS, IOWA 52499
(319) 355-8511
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
COPIES TO:
WILLIAM J. KELTY, ESQ.
JANET O. LOVE, ESQ.
LORD, BISSELL & BROOK LLP
111 SOUTH WACKER DRIVE
CHICAGO, ILLINOIS 60606
(312) 443-0700
CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE**
$293,045,702	$31,356

*	Estimated for purposes of calculating the amount of the filing fee only. Calculated by adding (a) the amount equal to the product of $17.21, the per share tender offer price, and the difference between (i) the 17,708,177 outstanding shares of Common Stock as of October 31, 2006 less (ii) the 2,286,994 shares of Common Stock owned by AUSA Holding Company; plus (b) the amount equal to the product of $17.21 by the 1,606,458 shares of Common Stock underlying outstanding stock options as of October 31, 2006.

**	Calculated as 0.0107% of the transaction value pursuant to Rule 0-11(d).
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$31,356	Filing Party:	AUSA Holding Company

Form or Registration No.:	Schedule TO	Date Filed:	December 13, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☑	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE 13D

CUSIP No.	180668 10 5

1	NAMES OF REPORTING PERSONS: AEGON, N.V.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

The Netherlands

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		16,830,844*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

16,830,844*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

16,830,844*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

94.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC
* Includes Shares tendered in the Offer by 5:00 p.m. New York City time on March 6, 2007, the Expiration Date of the Offer (including approximately 1,449,608 Shares tendered by Notice of Guaranteed Delivery).
** The calculation of the foregoing percentage is based on the number of Shares of Clark Inc. common stock outstanding as of February 28, 2007.

CUSIP No.	180668 10 5

1	NAMES OF REPORTING PERSONS: AEGON USA, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Iowa

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		16,830,844*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

16,830,844*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

16,830,844*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

94.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC
* Includes Shares tendered in the Offer by 5:00 p.m. New York City time on March 6, 2007, the Expiration Date of the Offer (including approximately 1,449,608 Shares tendered by Notice of Guaranteed Delivery).
** The calculation of the foregoing percentage is based on the number of Shares of Clark Inc. common stock outstanding as of February 28, 2007.

CUSIP No.	180668 10 5

1	NAMES OF REPORTING PERSONS: AUSA HOLDING COMPANY

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Maryland

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		16,830,844*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

16,830,844*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

16,830,844*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

94.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

HC
* Includes Shares tendered in the Offer by 5:00 p.m. New York City time on March 6, 2007, the Expiration Date of the Offer (including approximately 1,449,608 Shares tendered by Notice of Guaranteed Delivery).
** The calculation of the foregoing percentage is based on the number of Shares of Clark Inc. common stock outstanding as of February 28, 2007.

CUSIP No.	180668 10 5

1	NAMES OF REPORTING PERSONS: AUSA Merger Sub, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		16,830,844*

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

16,830,844*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

16,830,844*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

94.5%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO
* Includes Shares tendered in the Offer by 5:00 p.m. New York City time on March 6, 2007, the Expiration Date of the Offer (including approximately 1,449,608 Shares tendered by Notice of Guaranteed Delivery).
** The calculation of the foregoing percentage is based on the number of Shares of Clark Inc. common stock outstanding as of February 28, 2007.

This Amendment No. 3 further amends and supplements the combined Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (the “Commission”) on December 13, 2006, as amended February 20, 2007 and March 5, 2007, by AUSA Merger Sub, Inc., a Delaware corporation (“Purchaser”), AUSA Holding Company, a Maryland corporation (“Parent”), AEGON USA, Inc., an Iowa corporation (“AEGON USA”), and AEGON N.V., a limited liability stock company organized under the laws of The Netherlands (“AEGON NV”). Purchaser is a wholly-owned subsidiary of Parent, Parent is a wholly-owned subsidiary of AEGON USA, and AEGON USA is an indirect wholly-owned subsidiary of AEGON NV, the ultimate parent company of Purchaser, Parent and AEGON USA. When referring to Purchaser, Parent, AEGON USA and AEGON NV together, we refer to them as the “AEGON Group” or the “Offerors.” This Amendment No. 3 relates to the Offer by the Purchaser to purchase the outstanding shares (other than shares owned by Parent) of Common Stock, par value $0.01 per share (the “Common Stock”), of Clark Inc., a Delaware corporation (the “Company”), including the associated rights (“Rights”) to purchase shares of preferred stock of the Company issued pursuant to the Rights Agreement, as amended (the “Rights Agreement”), dated as of July 10, 1998, between the Company and The Bank of New York, as rights agent (the Common Stock, together with the Rights, the “Shares”). The Offer Price is $17.21 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 13, 2006, as amended February 20, 2007 and March 5, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively (which, together with the amendments contained in this Amendment No. 3 and any other amendments or supplements thereto, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined in this Amendment No. 3 shall have the same meanings assigned to such terms in the Schedule TO or the Offer to Purchase.
The information in the Offer to Purchase and the Letter of Transmittal is incorporated in this Amendment No. 3 to the Schedule TO by reference in response to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
ITEM 4.
Item 4 of Schedule TO, which incorporates by reference information contained in the Offer to Purchase, is hereby amended to add the following:
The Offer expired at 5:00 p.m. New York City time on Tuesday, March 6, 2007. Based on preliminary information, the Depositary for the Offer has advised Parent that 13,094,241 Shares were validly tendered and not withdrawn, and that approximately 1,449,608 Shares were tendered by notice of guaranteed delivery. The tendered Shares, together with the Shares already owned by Parent or Purchaser, represent approximately 94.5% of the Shares of Clark, Inc. Common Stock currently outstanding. All validly tendered Shares have been accepted for payment in accordance with the terms of the Offer.
Because the Shares tendered, together with the Shares already owned by Parent or Purchaser, represent in excess of 90% of the outstanding shares of Clark, Inc., Parent will be able to effect a short-form merger of Purchaser with and into the Company pursuant to the provisions of Section 253 of the Delaware General Corporation Law without the approval of the Stockholders of the Company. As soon as practical following receipt by the Depositary of the remaining Shares tendered through guaranteed delivery procedures and the closing of the Offer, Parent intends to effect such merger of Purchaser with and into the Company. The Company will continue as the surviving entity and will be wholly-owned by Parent. Pursuant to the Merger, any Shares of the Company not purchased in the Offer, other than Shares owned by Parent, Purchaser or the Company (which Shares will be cancelled) and Shares owned by persons who properly perfect appraisal rights under Delaware law, will be converted into the right to receive $17.21 per share in cash.
ITEM 12. EXHIBITS
The list of exhibits under Item 12 of the Schedule TO is hereby amended to add the following additional exhibit:
(a)(5)(E)   Press Release issued by AEGON NV on March 7, 2007.

SIGNATURES
After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

AUSA Holding Company
By:	/s/ James A. Beardsworth
	Name:	James A. Beardsworth
	Title:	President

AUSA Merger Sub, Inc.
By:	/s/ James A. Beardsworth
	Name:	James A. Beardsworth
	Title:	President

AEGON N.V.
By:	/s/ Joseph B. M. Streppel
	Name:	Joseph B. M. Streppel
	Title:	CFO, Member Executive Board

AEGON USA, Inc.
By:	/s/ James A. Beardsworth
	Name:	James A. Beardsworth
	Title:	Treasurer, Senior Vice President Corporate Development

Dated: March 7, 2007

EXHIBIT INDEX
(a)(5)(E)   Press Release issued by AEGON NV on March 7, 2007.